SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)

PRUDENTIAL BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

74431A101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, Suite 100
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 156,328
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 156,328
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.92%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,037
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 122,037
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,037
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,234
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 171,234
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,708
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,708
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,872
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 82,872
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 99,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.23%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,719
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 21,719
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 376,143
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 376,143
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.62%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,708
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,708
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Sonia Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 711,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 711,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 711,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.74%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5").  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is is hereby amended to add the following:

(a-c)    All Shares of the Issuer owned by CBPS were sold on December 9, 2020.  Therefore, CBPS is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons who will remain Reporting Persons after the filing of this Amendment No. 5 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 711,666 Shares beneficially owned in the aggregate by such Reporting Persons  is approximately $8,750,997, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 8,138,675 Shares outstanding, which is the total number of Shares outstanding on September 30, 2020, as reported in the Issuer's Earnings Release filed with the Securities and Exchange Commission on November 16, 2020.

A.	SAL

(a)	As of the close of business on December 9, 2020, SAL beneficially owned 156,328 Shares.

       Percentage: Approximately 1.92%.

(b)	1. Sole power to vote or direct the vote: 156,328

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 156,328

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SAL during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on December 9, 2020, SIP beneficially owned 122,037 Shares.

                               Percentage: Approximately 1.50%.

(b)	1. Sole power to vote or direct the vote: 122,037

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 122,037

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SIP during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

 CUSIP No. 74431A101

C.	SIPII

(a)	As of the close of business on December 9, 2020, SIPII beneficially owned 171,234 Shares.

Percentage: Approximately 2.10%.

(b)	1. Sole power to vote or direct the vote: 171,234

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 171,234

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SIPII during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on December 9, 2020, SIPIII beneficially owned 25,708 Shares.

Percentage: Approximately 0.32%.

(b)	1. Sole power to vote or direct the vote: 25,708

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 25,708

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SIPIII during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

E.	LSBK

(a)	As of the close of business on December 9, 2020, LSBK beneficially owned 82,872 Shares.

Percentage: Approximately 1.02%.

(b)	1. Sole power to vote or direct the vote: 82,872

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 82,872

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by LSBK during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 74431A101

F.	Broad Park

(a)	As of the close of business on December 9, 2020, Broad Park beneficially owned 99,768 Shares.

Percentage: Approximately 1.23%.

(b)	1. Sole power to vote or direct the vote: 99,768

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 99,768

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Broad Park during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on December 9, 2020, Chewy beneficially owned 21,719 Shares.

Percentage: Approximately 0.27%.

(b)	1. Sole power to vote or direct the vote: 21,719

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 21,719

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Chewy during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

H.	CBPS

(a)	As of the close of business on December 9, 2020, CBPS beneficially owned 0 Shares.

Percentage: Approximately 0.00%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.  CBPS will cease to be a Reporting Person immediately upon filing of this Amendment No. 5.

CUSIP No. 74431A101

I.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 122,037 Shares owned by SIP and the 171,234 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 82,872 Shares owned by LSBK and the 0 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 376,143 Shares.

Percentage: Approximately 4.62%.

(b)	1. Sole power to vote or direct the vote: 376,143

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 376,143

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 25,708 Shares owned by SIPIII.

Percentage: Approximately 0.32%.

(b)	1. Sole power to vote or direct the vote: 25,708

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 25,708

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

K.	Sonia Seidman

(a)	As of the close of business on December 9, 2020, Sonia Seidman beneficially owned 32,000 Shares.

Percentage: Approximately 0.39%.

(b)	1. Sole power to vote or direct the vote: 32,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 32,000

4. Shared power to dispose or direct the disposition: 0

(c)	Sonia Seidman has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 74431A101

L.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 156,328 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 122,037 Shares owned by SIP and the 171,234 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 25,708 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 82,872 Shares owned by LSBK and the 0 Shares owned by CBPS, (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 99,768 Shares owned by Broad Park and the 21,719 Shares owned by Chewy, and (vi) as the husband of Sonia Seidman, may be deemed the beneficial owner of the 32,000 Shares owned by Sonia Seidman.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 711,666 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 8.74%.

(b)	1. Sole power to vote or direct the vote: 711,666

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 711,666

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman has not entered into any transactions in the Shares during the past 60 days.

        An aggregate of 711,666 Shares, constituting approximately 8.74% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 9, 2020, the Reporting Persons who will remain Reporting Persons after the filing of this Amendment No. 5 entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

        99.3 Joint Filing Agreement, dated December 9, 2020, by and among SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, Veteri, JBRC, Seidman and Sonia Seidman.

Signature Page to Prudential Bancorp Inc. Schedule 13D Amendment No. 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2020	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 74431A101

SCHEDULE B

Transacions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Sales Proceeds*	Shares Sold
SAL	11/30/2020	12.99	36,041.19	2,774

SIP	11/30/2020	12.99	22,001.51	1,694

SIPII	11/30/2020	12.98	15,969.64	1,230

SIPIII	11/30/2020	12.93	3,567.92	276

LSBK	11/30/2020	12.99	20,350.54	1,576

Broad Park	11/30/2020	12.99	23,431.47	1,804

Chewy	11/30/2020	12.94	4,243.90	328

CBPS	11/30/2020	12.94	4,230.90	327
CBPS	12/9/2020	14.01	1,286,223.58	91,811

*Includes brokerage commission.

CUSIP No. 74431A101
Exhibit 99.3

JOINT FILING AGREEMENT

 In accordance with Rule 13d-1(k)(l)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Prudential Bancorp Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 9, 2020	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN